PRESS RELEASE
Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125

FOR MORE INFORMATION, CONTACT:
Investor:   Renee Johansen, Director Investor Relations
            Thomas & Betts Corporation
            (901) 252-5962
Media:      Randy Baker,
            Thompson & Company
            (901) 527-8000


Thomas & Betts Corporation Reports Record First Quarter
Earnings

Memphis, TN, April 29, 1998  Thomas & Betts Corporation
(NYSE:TNB) today reported record first-quarter net earnings and earnings per share. First-quarter 1998 net earnings of $35.3 million rose 16% over prior-year results. Both basic and diluted earnings per share (EPS) for the first quarter
1998 were $0.64, an increase of 14% from first quarter 1997 basic and diluted EPS of $0.56.

   "We're pleased to start 1998 off with a solid earnings report. We faced a number of unusual sales comparisons in the first quarter, primarily in our sales of automotive electronics and steel structures," said Clyde R. Moore, president and chief executive officer. "A number of activities begun in 1997 that bode well for future revenue growth began to yield benefits during the quarter; and our ongoing activities aimed at lowering manufacturing costs and reducing overhead expense allowed us to improve significantly upon last year's earnings in the meantime."

   Reported net sales for the first quarter were reduced by the deconsolidation of automotive electronics businesses contributed at year-end 1997 to the Exemplar/Thomas & Betts Electrical Systems (ET&B) joint venture. In addition to the deconsolidation, sales for the quarter were negatively impacted by the previously announced, planned phase-out of a large automotive platform, a refocusing of sales efforts for steel structures and $8.2 million of foreign currency shifts. Net sales of $501.3 million, reflecting the aforementioned items, were 3% below the $515.9 million reported in the prior-year quarter. Adjusting to exclude the impact of those same items, first-quarter sales increased 7% from the 1997 period.

   Actions implemented throughout 1997, including relocating production to lower cost locations, caused first-quarter gross and operating margins to improve from those same measures in the prior-year quarter. The 1998 gross margin was 31.5% compared with 1997's 30.8% and 1998's operating margin rose to 11.0%, versus an operating margin of 10.4% in 1997's quarter.


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   Sales of the Electrical Construction and Maintenance
Components segment grew 11% in the first quarter versus last year's quarter. The company had higher year-over-year sales in all end-markets--commercial, industrial, project and general line distributors--as generally favorable economic conditions throughout North America and greater market penetration of the company's broad product offering resulted in solid volume increases in the segment.

   First-quarter sales of the Electronic/OEM Components segment improved 2% from 1997 level if results are adjusted for sales of businesses contributed to the ET&B joint venture, sales related to the phased-out automotive platform and unfavorable currency shifts. On a reported basis, sales of the Electronics segment were 14% lower in the first quarter than the prior-year period. Sales to the professional electronics channel were flat, as a solid volume gain was offset by unfavorable foreign currency shifts and modestly lower pricing. Sales to cable television (CATV) markets continued to improve across all geographic regions from soft second half 1997 levels and posted only a 3% decline versus a very strong prior-year sales figure. Excluding the impact of the joint venture deconsolidation and model phase-out, sales to automotive manufacturers rose 2% from the 1997 quarter. Thomas & Betts' earnings on sales contributed to the ET&B joint venture were reported as income from unconsolidated companies in the 1998 quarter. On a reported basis, automotive sales were 34% lower than the prior-year period.

   "We're very optimistic about CATV going forward," said Moore. "In addition to the sequential improvement in our first-quarter CATV sales, we recently announced to the trade a number of exclusive marketing agreements with CATV distributors for our entire hard-line package and a multi-year contract with MediaOne for our advanced broadband technology solutions. These advancements should benefit sales in 1998 and over the next several years in addition to providing solid evidence that our strategy to be a full line provider of CATV hardware and technologically innovative broadband products is working."

   Moore added, "Our electronics group was also recently awarded a sizeable contract to supply a major automotive manufacturer with product for an upcoming platform. While details cannot yet be fully disclosed, Thomas & Betts will fill 70% of the contract directly and 30% will be sourced through our ET&B joint venture. This marks the first award to Thomas & Betts as a result of its expanded sourcing capabilities provided by the joint venture."

   Excluding the one quarter decline in steel structure sales, first-quarter sales of Other Products and Components rose 7% from 1997's level. Including the impact of the aforementioned refocusing in steel structures, segment sales were 4% below the prior-year level. However, solid sales gains were reported for mechanical products and the utility and telecommunications markets. The increase in mechanical


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products sales resulted from higher sales of specialty
heating and ventilation units and construction products.
The improvement in utility sales was attributed to increased demand for core products that more than offset weak Asian sales. The company experienced strong sales to Asian telecommunications markets that supplanted lower domestic demand in that market.

   In commenting on steel structure sales, Moore said, "After closely examining market conditions in steel structures, we adjusted our manufacturing capacity and redirected our marketing efforts on cultivating new markets, including wind generation, international and previously untapped segments of the utility markets. Through these steps and as a result of strengthening utility project work with alliance partners, we have built a backlog to support second-half 1998 steel-structure sales above second-half 1997 levels. The broader, refocused business base should provide a platform for strong sales and significantly improved profitability in the second half of 1998 and beyond."

   Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronics markets.
Visit Thomas & Betts on the World Wide Web at www.tnb.com.

                              # # # #
                     THOMAS & BETTS CORPORATION
                 Consolidated Statement of Earnings
               (In thousands except per share amounts)


                                     Quarter Ended
                                April 5,     March 30,
                                 1998          1997
                               ---------    ----------
NET SALES                      $ 501,264    $ 515,919

Costs and expenses:
Cost of sales                    343,179      356,898
Marketing, general
  and administrative              86,257       88,607
Research and development          12,338       12,434
Amortization of intangibles        4,382        4,416
                                 446,156      462,355

Earnings from operations          55,108       53,564
Income from
unconsolidated companies           8,527        3,207
Other expense-net                (12,488)     (11,708)

Earnings before income taxes      51,147       45,063
Income taxes                      15,865       14,729
NET EARNINGS                   $  35,282    $  30,334

SHARE DATA:
Net earnings
  Basic                        $    0.64    $    0.56


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  Diluted                      $    0.64    $    0.56

Average shares outstanding
  Basic                           55,078       54,279
  Diluted                         55,546       54,583


                 THOMAS & BETTS CORPORATION
                 Consolidated Balance Sheet
                      (In thousands)

                                   April 5,      Dec. 28,
                                    1998           1997
                                   --------      --------
ASSETS
Cash & marketable securities   $   111,601   $    96,254
Receivables - net                  260,369       273,565
Inventories                        400,441       373,977
Deferred income taxes               38,524        43,452
Prepaid expenses                    12,220         8,902
     Total current assets          823,155       796,150

Property, plant
   and equipment - net             581,510       569,762
Intangible assets - net            501,146       505,225
Investments in
   unconsolidated companies        132,040       127,703
Other assets                        38,285        39,835

TOTAL ASSETS                   $ 2,076,136   $ 2,038,675

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
   maturities of long-term debt     32,452        31,253
Accounts payable                   170,844       208,056
Accrued liabilities                128,639       140,584
Income taxes                        37,204        44,514
Dividends payable                     -           15,401
     Total current liabilities     369,139       439,808

Long-term debt                     585,580       502,813
Other long-term liabilities         93,735        92,206
Deferred income taxes               26,619        26,467
Shareholders' equity             1,001,063       977,381

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY           $ 2,076,136  $  2,038,675